Exhibit 99.1

Anheuser-Busch InBev Reports First Quarter 2021 Results

“Our business is off to a very strong start in 2021. We delivered top-line ahead of pre-pandemic levels, as beer volumes were up by 2.8% versus 1Q19 with healthy revenue per hl growth. EBITDA increased by 14.2% year-over-year, even in the context of ongoing COVID-19 related restrictions.

Today, we announced that I will be stepping down from AB InBev after 32 incredible years, effective July 1st, when Michel Doukeris will succeed me as AB InBev’s next CEO. My proudest moments during these years have been to watch our people grow and our company develop. Together, we built the leading and most profitable global brewer, with the best brands, and more importantly, the best people. It has been a privilege and an honor to be part of this team of 164 000 inspirational colleagues around the world. I am very excited about the future of our business under Michel’s leadership and congratulate him on the appointment as CEO of this amazing company.” – Carlos Brito, CEO

Total Volume

+13.3%

Total volumes grew by 13.3%, with own beer up by 14.9% and non-beer up by 4.0%.

Total Revenue

+ 17.2%

Revenue grew by 17.2% with revenue per hl growth of 3.7%, driven by ongoing premiumization and revenue management initiatives.

Global Brands Revenue

+ 46.4% (outside their home markets)

Combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 29.5% and by 46.4% outside their home markets.

Normalized EBITDA

+ 14.2%

Normalized EBITDA increased by 14.2%, with Normalized EBITDA margin contraction of 91 bps to 34.7%.

Underlying Profit

1 099 million USD

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 099 million USD in 1Q21 compared to 1 015 million USD in 1Q20. Normalized profit attributable to equity holders of AB InBev was 1 013 million USD in 1Q21 versus -845 million USD in 1Q20.

Underlying EPS

0.55 USD

Underlying EPS (normalized EPS excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.55 USD in 1Q21, an increase from 0.51 USD in 1Q20. Normalized EPS in 1Q21 was 0.51 USD, an increase from -0.42 USD in 1Q20.

ab-inbev.com	Press release – 6 May 2021 – 1

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

MANAGEMENT COMMENTS

Very strong start to 2021 with balanced top-line growth translating to double-digit EBITDA growth

Our business is off to a very strong start in 2021. Our winning commercial strategy, best-in-class brand portfolio, digital platforms and operational excellence led to market share gains in the majority of our key markets. We delivered balanced top-line growth of 17.2%, comprised of 13.3% total volume growth and 3.7% revenue per hl growth, driven by revenue management initiatives and premiumization. Compared to pre-pandemic levels of 1Q19, we delivered own beer volume growth of 2.8%, even in the context of ongoing COVID-19 related impacts, such as on-premise channel restrictions across our markets (particularly in Europe) and a one-month ban on the sale of alcohol in South Africa.

Healthy revenue growth translated to an EBITDA increase of 14.2%. Positive brand mix and ongoing cost discipline was somewhat offset by anticipated pressures from transactional FX and commodity headwinds, channel and packaging mix, and an increase in our SG&A as a result of higher variable compensation accruals, which are recorded by quarter at the zone level depending on operational performance.

Clear commercial strategy rooted in customer- and consumer-centricity:

•	Reaching more consumers on more occasions through a portfolio approach:
o

Premium portfolio delivering meaningful growth to top- and bottom-line: Our premium portfolio grew by 28% in 1Q21, representing over 30% of our revenue and carrying a higher profit per hectoliter than our core brands. Our global brands – Budweiser, Stella Artois and Corona – led that growth, delivering 46% revenue growth outside of their respective home markets, where they typically command a price premium. Compared to 1Q19, they grew by 24% outside of their home markets.

o	Gaining share of the core and value segments: We delivered healthy share of core and value segment gains across our markets, enhanced by superior innovation and smart affordability initiatives.
o	Expanding the category: Our Beyond Beer business, which includes brands such as Mike’s Hard, Flying Fish and Bud Light Seltzer, generated over 1 billion USD in 2020 and grew by more than 40% in 1Q21.

•	Scaling our digital platforms to create value for customers and consumers:
o

Digitizing our relationships with our more than 6 million global customers: In 1Q21, our proprietary B2B platform, BEES, captured over 3 billion USD in gross merchandise value (GMV), growing more than 50% from 4Q20. In March 2021, our monthly active user base (MAU) exceeded 1.5 million users, more than 60% above December 2020. BEES generated incremental revenue through a combination of accelerated growth of our base business and expanding into new offerings through the platform. More information can be found at www.bees.com.

o

Leading the way in e-commerce beer sales: Our owned e-commerce business quadrupled in size this quarter. Our courier platforms are now available in nine markets and 220 cities, covering nearly 120 million consumers. In Brazil, Zé Delivery continues to grow exponentially, delivering over 14 million orders in 1Q21, more than half of the amount delivered in all of 2020.

Excited about the future of our business

Our industry-leading portfolio of brands is connecting us with more consumers on more occasions, as shown by continued top-line growth. We are solving real customer and consumer needs with digital platforms, connecting us more closely to those we serve worldwide. As the world overcomes COVID-19, our purpose of Bringing People Together for a Better World is more relevant than ever.

ab-inbev.com	Press release – 6 May 2021 – 2

2021 OUTLOOK

(i)

Overall Performance: We expect our FY21 normalized EBITDA to grow between 8-12% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY21 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

(ii)

Net Finance Costs: We expect the average gross debt coupon in FY21 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be in the range of 140 to 160 million USD per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY21 to be in the range of 28% to 30%, excluding any gains and losses relating to the hedging of our share-based payment programs. The increase versus 2020 is due to factors including the phasing out of temporary COVID-19 measures and changes to tax attributes in some key markets.

(iv)

Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY21 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

(v)	Debt: Approximately 49% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

ab-inbev.com	Press release – 6 May 2021 – 3

Figure 1. Consolidated performance (million USD)
	1Q20	1Q21	Organic growth
Total Volumes (thousand hls)	119 683	135 553	13.3%
AB InBev own beer	103 435	119 010	14.9%
Non-beer volumes	15 383	15 944	4.0%
Third party products	864	598	-22.5%
Revenue	11 003	12 293	17.2%
Gross profit	6 431	7 050	14.8%
Gross margin	58.4%	57.3%	-122 bps
Normalized EBITDA	3 949	4 267	14.2%
Normalized EBITDA margin	35.9%	34.7%	-91 bps
Normalized EBIT	2 805	3 113	18.4%
Normalized EBIT margin	25.5%	25.3%	26 bps

Profit from continuing operations attributable to equity holders of AB InBev	-2 375	595
Profit attributable to equity holders of AB InBev	-2 250	595
Normalized profit attributable to equity holders of AB InBev	-845	1 013
Underlying profit attributable to equity holders of AB InBev	1 015	1 099

Earnings per share (USD)	-1.13	0.30
Normalized earnings per share (USD)	-0.42	0.51
Underlying earnings per share (USD)	0.51	0.55

Figure 2. Volumes (thousand hls)
	1Q20	Scope	Organic	1Q21	Organic growth
			growth		Total Volume	Own beer volume
North America	24 383	52	702	25 137	2.9%	1.8%
Middle Americas	29 937	-	3 127	33 064	10.4%	12.2%
South America	34 260	58	4 145	38 463	12.1%	15.1%
EMEA	18 087	-51	-371	17 665	-2.1%	-0.1%
Asia Pacific	12 781	-	8 096	20 876	63.3%	64.1%
Global Export and Holding Companies	236	-32	143	347	70.1%	67.9%
AB InBev Worldwide	119 683	27	15 843	135 553	13.3%	14.9%

ab-inbev.com	Press release – 6 May 2021 – 4

KEY MARKET PERFORMANCES

United States: Consistent execution of our commercial strategy driving top and bottom-line growth

●

Operating performance: Our sales-to-wholesalers (STWs) grew by 2.9% and revenue per hl grew by 2.4%, resulting in total revenue growth of 5.4%. Our STRs were down by 0.8%, estimated to be below the industry, largely due to a challenging comparable from ‘pantry-loading’ behavior in March 2020. This impact has been temporary, as healthy volume growth in April has brought our STRs back to growth year-to-date April 2021. EBITDA grew by 1.3% in the quarter.

●

Commercial highlights: We continue to strengthen and premiumize our portfolio, rebalancing toward faster growing above core segments. Our 1Q21 results were fueled by our innovations, as we led the industry in total innovation. Our above core beer offerings continue to outperform, highlighted by the strong growth of Michelob ULTRA and our craft brands. Our seltzer portfolio continues to grow ahead of the industry according to IRI, and we delivered triple-digit growth of our canned cocktail brand, Cutwater.

Mexico: Strong and balanced top-line growth ahead of the industry

●

Operating performance: In Mexico, we delivered top-line growth of high single digits, consisting of a healthy balance of both volume and revenue per hl. Each grew by mid-single digits, with volumes growing ahead of the industry. EBITDA was flattish year-over-year, impacted by increased cost of sales, primarily related to transactional FX headwinds and packaging mix.

●

Commercial highlights: We achieved strong growth across our portfolio in both the core and above core segments. Michelob ULTRA Hard Seltzer is gaining traction, with clear leadership of the developing seltzer segment. We also successfully completed the fifth wave of our expansion into the country’s largest convenience store, OXXO, making our brands now available in nearly 9 000 stores. Our direct-to-consumer retail chain, Modelorama, grew by high single digits year-over-year in same-store sales, and our last mile delivery platform, Modelorama Now, is on track for its national roll-out. Orders through our BEES platform now make up over 50% of our revenue.

Colombia: Ongoing healthy recovery with top and bottom line growth above 20%

●

Operating performance: We continue to deliver a very healthy recovery of our business in Colombia. Compared to 1Q19, our volumes in 1Q21 grew by double-digits each month of the quarter. Year-over-year, volumes grew in the low twenties, leading to revenue growth in the mid-twenties. EBITDA grew in the low-twenties with healthy top-line growth somewhat offset by transactional FX headwinds.

●

Commercial highlights: We delivered strong performances across our portfolio. Our core brands, Aguila and Poker, grew by double-digits, and our global brands grew even faster, led by Corona and Budweiser. We are advancing the digital transformation of our business, with orders through our BEES platform now representing over 70% of our revenue.

ab-inbev.com	Press release – 6 May 2021 – 5

Brazil: Top-line momentum with volumes growing ahead of 2019

●

Operating performance: Our business in Brazil delivered a strong start to the year, with revenue growth in the quarter of 24.0%. Our beer volumes again outperformed the industry according to our estimates, growing volumes by 15.8% versus 1Q20 and above 1Q19 levels. Revenue per hl increased by 10.7%, due primarily to revenue management initiatives and favorable brand mix. Non-beer volumes were up by 1.0%, impacted by restrictions in on-premise consumption occasions. EBITDA grew by 20.3% as strong top-line growth was somewhat offset by transactional FX and commodity headwinds and packaging mix.

●

Commercial highlights: We saw continued success of our innovations, such as Brahma Duplo Malte, and the growth of the premium segment, particularly our global brands, which grew by nearly 20%. BEES continues to rapidly expand across the country, now in use by more than 65% of our active customers. Our direct-to-consumer platform, Zé Delivery, fulfilled over 14 million orders in 1Q21, with an all-time high of 5.1 million orders placed in March 2021.

Europe: Strong growth in off-premise volumes powered by premiumization

●

Operating performance: Our business in Europe continues to be impacted by significant COVID-19 restrictions, particularly in the on-premise channel, leading to a total volume decline of low-single digits. Our own beer volumes, excluding third party volumes, were flat year-over-year, as we delivered double-digit growth in the off-premise channel. Revenue per hl declined by low single digits as favorable brand mix from the outperformance of our premium brands was offset by channel mix. This led to a revenue decline of mid-single digits. EBITDA declined by double-digits as a result of the top-line decline and channel mix, as the on-premise channel carries considerably higher margins in continental Europe.

●

Commercial highlights: We saw particularly strong performances in the UK, Belgium, Italy and France. Our global brand portfolio continued to outperform and grew by low teens this quarter, led by Budweiser.

South Africa: January alcohol ban impacted top-line, though cost discipline drove bottom-line growth

●

Operating performance: Our business in South Africa was significantly impacted by a government-mandated one-month ban on alcohol sales. Once the ban was lifted, we saw strong underlying consumer demand for our brands. Volumes declined slightly in the quarter, and compared to 1Q19, our volumes were flat, in line with the industry. Revenue per hl grew by low single digits, driven by revenue management initiatives and favorable brand mix. Although the alcohol ban impacted our top-line performance this quarter, we delivered EBITDA growth, leveraging valuable learnings from 2020 and through ongoing cost discipline.

●

Commercial highlights: Our premium portfolio led the way, driven by Corona and our flavored alcohol beverages. We also continue to advance the digital transformation of our business, with approximately 50% of our revenue now coming through digital sales.

ab-inbev.com	Press release – 6 May 2021 – 6

China: Strong momentum driving revenue and EBITDA growth ahead of 2019

●

Operating performance: Revenue grew by more than 90%, surpassing pre-COVID-19 levels of 2019. Continued momentum led to strong volume growth of nearly 85%, estimated to be ahead of the industry, and was enhanced by a successful Chinese New Year campaign. Revenue per hl increased by 4.1% driven by the continued success of the premiumization strategy. EBITDA grew versus both 1Q20 and 1Q19, with growth of more than 200% versus 1Q20.

●

Commercial highlights: Budweiser doubled its revenue compared to the same period last year and reached double-digit growth versus 1Q19. Our Super Premium brands achieved strong double-digit revenue growth when compared to both 1Q20 and 1Q19. To drive further premiumization, we have established two new exclusive distribution agreements: one with Sazerac, including Fireball Whisky and other premium spirits, and one with Red Bull, the leading premium global energy drink.

Highlights from our other markets

●

Canada: We outperformed the industry again this quarter, led by the strong performance of our above core brands, particularly our Beyond Beer portfolio. Volume and revenue grew by low single digits, as on-premise channel closures were more than offset by strength in the off-premise channel.

●

Peru: We grew volume and revenue by double-digits, supported by a favorable comparable. Our performance was impacted by renewed restrictions in February 2021, which led to lower volumes this quarter versus 1Q19. Our global and local premium brands continue to perform well, growing by strong double-digits. We have expanded BEES across the country, with the majority of our revenue now coming through the platform.

●

Ecuador: We delivered revenue growth of double-digits, with mid-single digit volume and revenue per hl growth, mainly driven by a favorable comparable. Our volumes this quarter were lower than in 1Q19, as ongoing restrictions continue to impact our performance. We are accelerating the digital transformation of our business in Ecuador with more than 80% of our revenue coming through BEES.

●

Argentina: We grew volumes by low-teens to reach record quarterly volumes in 1Q21. Our premium and core plus brands grew by double-digits, led by Corona, which almost doubled volumes versus last year. We grew revenue per hl by strong double-digits, driven by revenue management initiatives.

●

Africa outside of South Africa: Underlying consumer demand remains resilient in many of our markets, though the operating environment remains challenging due to ongoing COVID-19 related restrictions. In Nigeria, we delivered mid-single digit beer volume growth, though growth was held back by supply chain constraints. We also grew volumes in Mozambique and Zambia, although volumes were lower in Tanzania and Uganda.

●

South Korea: Our volume outperformed the industry, though declined by low single digits amid COVID-19 related restrictions. We received positive consumer feedback following the national launch of our classic lager, HANMAC. We also launched an “All New Cass” campaign in April, with a new transparent bottle, to further strengthen its leadership position.

ab-inbev.com	Press release – 6 May 2021 – 7

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	1Q20	1Q21	Organic growth
Revenue	11 003	12 293	17.2%
Cost of sales	-4 573	-5 243	-20.6%
Gross profit	6 431	7 050	14.8%
SG&A	-3 721	-4 060	-12.5%
Other operating income/(expenses)	95	123	35.1%
Normalized profit from operations (normalized EBIT)	2 805	3 113	18.4%
Non-underlying items above EBIT	-44	-68
Net finance income/(cost)	-3 160	-1 292
Non-underlying net finance income/(cost)	-1 561	-363
Share of results of associates	13	31
Income tax expense	-318	-529
Profit from continuing operations	-2 266	892
Discontinued operations results (underlying and non-underlying)	125	-
Profit	-2 141	892
Profit attributable to non-controlling interest	109	297
Profit attributable to equity holders of AB InBev	-2 250	595

Normalized EBITDA	3 949	4 267	14.2%
Normalized profit attributable to equity holders of AB InBev	-845	1 013

Non-underlying items above EBIT

Figure 4. Non-underlying items above EBIT from continuing and discontinued operations (million USD)
	1Q20	1Q21
COVID-19 costs	-12	-23
Restructuring	-22	-34
Business and asset disposal (including impairment losses)	-8	-10
Acquisition costs / Business combinations	-2	-1
Non-underlying in profit from operations	-44	-68

EBIT excludes negative non-underlying items of 68 million USD in 1Q21. This includes negative non-underlying items of 23 million USD in 1Q21 related to costs associated with COVID-19. These costs are mainly related to personal protective equipment for our colleagues and charitable donations.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	1Q20	1Q21
Net interest expense	-894	-909
Net interest on net defined benefit liabilities	-21	-18
Accretion expense	-159	-123
Mark-to-market	-1 855	-92
Other financial results	-231	-149
Net finance income/(cost)	-3 160	-1 292

ab-inbev.com	Press release – 6 May 2021 – 8

Net finance costs in 1Q21 were negatively impacted by the mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	1Q20	1Q21
Share price at the start of the period (Euro)	72.71	57.01
Share price at the end of the period (Euro)	40.47	53.75
Number of equity derivative instruments at the end of the period (millions)	54.0	55.0

Non-underlying net finance income/(cost)

Figure 7. Non-underlying net finance income/(cost) (million USD)
	1Q20	1Q21
Mark-to-market (Grupo Modelo deferred share instrument)	-791	-39
Other mark-to-market	-770	-38
Early termination fee of Bonds and Other	-	-287
Non-underlying net finance income/(cost)	-1 561	-363

Non-underlying net finance cost includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-underlying equity derivative instruments
	1Q20	1Q21
Share price at the start of the period (Euro)	72.71	57.01
Share price at the end of the period (Euro)	40.47	53.75
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	1Q20	1Q21
Income tax expense	318	529
Effective tax rate	-16.2%	38.1%
Normalized effective tax rate	-109.3%	30.0%
Normalized effective tax rate before MTM	25.9%	28.6%

The increase in our normalized 1Q21 ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix and reduced benefits of tax attributes.

ab-inbev.com	Press release – 6 May 2021 – 9

Profit, normalized profit and underlying profit

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	1Q20	1Q21
Profit attributable to equity holders of AB InBev	-2 250	595
Non-underlying items, before taxes	44	68
Non-underlying finance (income)/cost, before taxes	1 561	363
Non-underlying taxes	-70	-10
Non-underlying non-controlling interest	-5	-3
Profit from discontinued operations (underlying and non-underlying)	-125	-
Normalized profit attributable to equity holders of AB InBev	-845	1 013
Underlying profit attributable to equity holders of AB InBev	1 015	1 099

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)
	1Q20	1Q21
Basic earnings per share	-1.13	0.30
Non-underlying items, before taxes	0.02	0.03
Non-underlying finance (income)/cost, before taxes	0.78	0.18
Non-underlying taxes	-0.04	-0.01
Non-underlying non-controlling interest	-	-
Profit from discontinued operations (underlying and non-underlying)	-0.06	-
Normalized earnings per share	-0.42	0.51
Underlying earnings per share	0.51	0.55

Figure 12. Key components - Normalized Earnings per share in USD
	1Q20	1Q21
Normalized EBIT before hyperinflation	1.42	1.57
Hyperinflation impacts in normalized EBIT	-0.01	-0.01
Normalized EBIT	1.41	1.55
Mark-to-market (share-based payment programs)	-0.93	-0.05
Net finance cost	-0.66	-0.60
Income tax expense	-0.20	-0.27
Associates & non-controlling interest	-0.05	-0.13
Normalized EPS	-0.42	0.51
Mark-to-market (share-based payment programs)	0.93	0.05
Hyperinflation impacts in EPS	-	-
Underlying EPS	0.51	0.55

ab-inbev.com	Press release – 6 May 2021 – 10

Adoption of hyperinflation accounting in Argentina

We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

The impact of hyperinflation in 1Q20 and 1Q21 and on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation
Revenue	1Q20	1Q21
Indexing (1)	7	15
Currency(2)	-36	-32
Total impact	-29	-17

Normalized EBITDA	1Q20	1Q21
Indexing (1)	-	-1
Currency(2)	-9	-4
Total impact	-9	-5

USDARS average rate	60.6887	86.7004
USDARS closing rate	64.4683	91.9843
(1)	Indexation calculated at closing rate
(2)

Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In 1Q21, we reported a 41 million USD monetary adjustment in the finance line and a positive impact on the profit attributable to equity holders of AB InBev of 7million USD. This had no impact on normalized EPS.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q20	1Q21
Profit attributable to equity holders of AB InBev	-2 250	595
Non-controlling interests	109	297
Profit	-2 141	892
Discontinued operations results (underlying and non-underlying)	-125	-
Profit from continuing operations	-2 266	892
Income tax expense	318	529
Share of result of associates	-13	-31
Net finance (income)/cost	3 160	1 292
Non-underlying net finance (income)/cost	1 561	363
Non-underlying items above EBIT (incl. non-underlying impairment)	44	68
Normalized EBIT	2 805	3 113
Depreciation, amortization and impairment	1 144	1 154
Normalized EBITDA	3 949	4 267

ab-inbev.com	Press release – 6 May 2021 – 11

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT (including non-underlying impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 6 May 2021 – 12

RECENT EVENTS

Announcement of CEO Succession: Michel Doukeris named CEO effective 1 July 2021; Carlos Brito to step down after 15 years as CEO

Today, we announced that our Board of Directors has unanimously elected Michel Doukeris, President of AB InBev’s North America Zone, to succeed Carlos Brito as Chief Executive Officer, effective 1 July 2021. Brito will step down after 15 years as CEO and 32 years at the company. A new leader for the North America Zone will be announced before 1 July 2021.

Please find more details on this announcement in our press release issued today: announcement of CEO succession.

ab-inbev.com	Press release – 6 May 2021 – 13

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations prior to their disposal on 1 June 2020 as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items and discontinued operations. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding. 1Q21 EPS is based upon a weighted average of 2 003 million shares compared to a weighted average of 1 990 million shares for 1Q20. Following a report on European Union (EU) issuers’ use of Alternative Performance Measures (i.e. non-IFRS measures, or “APMs”), issued by the European Securities and Markets Authority (ESMA) in December 2019, the company relabeled effective with the results announcement of the first quarter of 2021 in its disclosures “non-recurring” items to “non-underlying” items.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 19 March 2021. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The first quarter 2021 (1Q21) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2021, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2021 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 6 May 2021 – 14

CONFERENCE CALL AND WEBCAST

Investor conference call and webcast on Thursday, 6 May 2021:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 1Q21 Results Webcast

Conference call (with interactive Q&A):

AB InBev 1Q21 Conference Call (with interactive Q&A)

Investors	Media

Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: maria.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 6 May 2021 – 15

Annex 1

AB InBev Worldwide	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	119 683	27	-	15 843	135 553	13.3%
of which AB InBev own beer	103 435	172	-	15 403	119 010	14.9%
Revenue	11 003	-13	-583	1 886	12 293	17.2%
Cost of sales	-4 573	17	250	-937	-5 243	-20.6%
Gross profit	6 431	4	-333	948	7 050	14.8%
SG&A	-3 721	-9	135	-465	-4 060	-12.5%
Other operating income/(expenses)	95	-	-5	33	123	35.1%
Normalized EBIT	2 805	-5	-203	516	3 113	18.4%
Normalized EBITDA	3 949	-2	-241	562	4 267	14.2%
Normalized EBITDA margin	35.9%				34.7%	-91 bps

North America	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	24 383	52	-	702	25 137	2.9%
Revenue	3 557	3	15	176	3 751	5.0%
Cost of sales	-1 355	10	-5	-102	-1 452	-7.7%
Gross profit	2 202	13	10	74	2 299	3.4%
SG&A	-1 033	-18	-6	-36	-1 093	-3.5%
Other operating income/(expenses)	-7	-	-	13	6	198.8%
Normalized EBIT	1 163	-5	4	51	1 212	4.4%
Normalized EBITDA	1 370	-3	5	30	1 402	2.2%
Normalized EBITDA margin	38.5%				37.4%	-102 bps

Middle Americas	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	29 937	-	-	3 127	33 064	10.4%
Revenue	2 582	-	-155	413	2 840	16.0%
Cost of sales	-822	-	52	-211	-981	-25.7%
Gross profit	1 760	-	-103	202	1 859	11.5%
SG&A	-700	-	40	-108	-768	-15.4%
Other operating income/(expenses)	3	-	-	1	4	48.5%
Normalized EBIT	1 063	-	-63	95	1 095	9.0%
Normalized EBITDA	1 310	-	-79	139	1 370	10.6%
Normalized EBITDA margin	50.7%				48.2%	-234 bps

South America	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	34 260	58	-	4 145	38 463	12.1%
Revenue	2 185	3	-574	634	2 248	29.0%
Cost of sales	-967	-1	266	-375	-1 078	-38.8%
Gross profit	1 218	2	-308	258	1 170	21.2%
SG&A	-693	-	162	-85	-616	-12.2%
Other operating income/(expenses)	38	-	-9	3	33	8.6%
Normalized EBIT	563	2	-155	177	587	31.3%
Normalized EBITDA	780	2	-200	182	763	23.3%
Normalized EBITDA margin	35.7%				34.0%	-158 bps

ab-inbev.com	Press release – 6 May 2021 – 16

EMEA	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	18 087	-51	-	-371	17 665	-2.1%
Revenue	1 577	-32	28	-6	1 567	-0.4%
Cost of sales	-767	28	-12	-38	-789	-5.2%
Gross profit	811	-4	16	-44	778	-5.5%
SG&A	-622	13	-26	-23	-658	-3.7%
Other operating income/(expenses)	44	-	2	2	48	4.4%
Normalized EBIT	233	9	-8	-65	168	-27.0%
Normalized EBITDA	463	8	-2	-66	403	-14.0%
Normalized EBITDA margin	29.3%				25.7%	-418 bps

Asia Pacific	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	12 781	-	-	8 096	20 876	63.3%
Revenue	956	-9	103	585	1 635	61.7%
Cost of sales	-513	-	-45	-187	-746	-36.4%
Gross profit	444	-10	58	398	890	91.7%
SG&A	-417	9	-32	-94	-534	-23.1%
Other operating income/(expenses)	16	-	2	10	29	62.9%
Normalized EBIT	43	-	27	314	384	738.1%
Normalized EBITDA	199	-	39	332	570	166.6%
Normalized EBITDA margin	20.8%				34.8%	1362 bps

Global Export and Holding Companies	1Q20	Scope	Currency Translation	Organic Growth	1Q21	Organic Growth
Total volumes (thousand hls)	236	-32	-	143	347	70.1%
Revenue	146	23	-	85	253	51.0%
Cost of sales	-150	-19	-6	-24	-198	-14.4%
Gross profit	-4	4	-6	61	55	-
SG&A	-256	-14	-2	-120	-392	-44.3%
Other operating income/(expenses)	-	-	-	3	3	771.9%
Normalized EBIT	-260	-10	-8	-56	-334	-20.6%
Normalized EBITDA	-173	-10	-4	-55	-241	-30.1%

ab-inbev.com	Press release – 6 May 2021 – 17